Exhibit 99.18

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended January 31, 2012

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of March 12, 2012 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) unaudited condensed consolidated interim financial statements and notes thereto for the three months ended January 31, 2012, the audited consolidated annual financial statements and accompanying notes for the year ended October 31, 2011, and the related annual MD&A. We prepare our condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and use Canadian dollars as our reporting currency. Coastal’s fiscal 2011 annual consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“CGAAP”).

The unaudited condensed interim financial statements do not contain all disclosures required by IFRS for annual financial statements.

Overview

Founded in the year 2000, Coastal Contacts is the leading worldwide online retailer of contact lenses, eyeglasses, sunglasses and vision care accessories. We serve our customers through our network of manufacturing, distribution and business facilities located around the world.

In 2004, after a successful start-up phase, we completed an initial public offering of our common shares. From 2004 to 2011 we have targeted a significant portion of our investments in various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform. This was complemented by organic growth in a number of target markets.

In 2008 we expanded by launching our eyeglasses business. We started by searching the globe for high quality optical products, then by purchasing in-house blocking, edging and surfacing equipment in order to develop a sophisticated modern vertically integrated manufacturing optical laboratory, which now ranks as one of the world’s most technologically advanced laboratories. We continue to excel at in-house manufacturing and expanding our product categories including enhancements to our eyeglasses offering with a wide range of high quality, stylish eyeglasses, with options for all segments of the population including the entire family. This offering has been well received by consumers with sales of eyeglasses growing to $43.5 million during the twelve months ended January 31, 2012 and revolutionized the way many consumers purchase eyeglasses.

We have built a diversified international base of more than 3.5 million vision corrected customers served, up from 2.9 million in the prior year, and achieved the largest market share of any online optical retailer in certain markets. We have grown our business to $46.8 million in sales and 526,852 orders shipped in the three months ended January 31, 2012 compared to $40.6 million in sales and 454,337 orders shipped during the three months ended January 31, 2011, an increase of $6.2 million or 15%. During the first three months of fiscal 2012, our contact lenses sales increased by $2.3 million totaling $36.6 million, an increase of 7% when compared to the same period in 2011 and our eyeglasses sales increased by $4.0 million to $10.3 million, an increase of 63% when compared to the same period in 2011. During the three months ended January 31, 2012, we shipped approximately

195,591 pairs of eyeglasses, an increase of over 85% compared to the same period last year. Our in-house brands represented 60% of the eyeglasses sales during the quarter demonstrating the strength of our brand.

Results of Operations — for the three months ended January 31, 2012 compared to the three months ended January 31, 2011

	Three months ended January 31,
($000’s)	2012	2011

Sales	$46,849	$40,612

Gross profit	19,016	16,453

Loss before income taxes	(134)	(3,074)

Net loss	(196)	(2,382)

Adjusted EBITDA(1)	$1,025	$280

Sales of eyeglasses contributed $10.3 million to total sales during the first quarter of the 2012 fiscal year, a 63% increase when compared to the $6.3 million in sales during the first quarter of 2011. Contact lenses sales grew by 7% during the first quarter of the 2012 fiscal year compared to the same period in 2011. During the three months ended January 31, 2012, total sales were $46.8 million, an increase of $6.2 million or 15%, when compared to sales of $40.6 million during the same period in 2011. Traditionally our slowest quarter of the year, year over year growth rates of our glasses business in the first quarter have remained constant in the 60% range over the past two years. Our overall business has grown at a consistent rate of 15% in the first quarter over the past two years. During the three months ended January 31, 2012, 526,852 orders were shipped compared with 454,337 orders shipped, during the same period in 2011. Excluding the impact of foreign exchange, our sales grew by 14%. More specifically, sales grew 16% due to an increase in shipped orders, decreased 2% due to a decrease in our average revenue per order, exclusive of foreign exchange, and increased 1% as a result of foreign currency exchange rates.

The number of eyeglasses frames shipped grew 85% in the first quarter of 2012 to a total of 195,591 frames, as compared to 105,589 frames during the same period last year. Frame reorders during the quarter were approximately 18% or 35,000 frames, an increase of 68% from the prior year. Average order size in glasses was approximately $52 as compared to $49 in the previous quarter. The rate of eyeglasses frames growth exceeds the revenue growth due to a significant proportion of our orders being generated by strategic promotional offers used to acquire new customers. As we grow the eyeglasses business we believe that encouraging the customer adoption of our product will help grow awareness to result in organic growth. We experienced strong order and sales growth in the

(1) Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures

United States, Canada, and our other jurisdictions. In particular, during the first quarter of 2012, we grew glasses sales revenue in the United States by 111%, and US eyeglasses shipments surpassed shipments to all other markets.

Gross profit increased to $19.0 million in the three months ended January 31, 2012 from $16.5 million during the same period in 2011. As a percentage of sales, gross profit was consistent in the quarter ended January 31, 2012 at 41% when compared to the same period in 2011.

While remaining consistent, year over year, our method of calculating gross margin has changed as a result of our transition to International Financial Reporting Standards (IFRS). We have reclassified costs associated with our call centre operations to selling and marketing expenses and we have reclassified expenses relating to the fulfillment of our products, such as shipping, warehouse personnel and freight-out to operating costs. Finally, we have added the depreciation and amortization of assets used in production to cost of sales. These changes better reflect the functions within the business thereby providing more transparency to readers of our financial statements.

Fulfillment expenses improved as a percentage of sales during the three months ended January 31, 2012, dropping to 9% of sales or $4.2 million compared to 10% of sales or $4.0 million during the same period in 2011. These improvements are directly related to savings in freight costs in certain key markets.

Selling and marketing expenses were 22% of sales or $10.1 million during the three months ended January 31, 2012 compared to 23% of sales or $9.3 million during the same period on 2011. The relative decrease in selling and marketing expenses as a percentage of sales was primarily the result of increased efficiency in marketing and promotional methods used to acquire customers compared to the same period in 2011.

During the three months ended January 31, 2012, general and administration expenses decreased to 10% of sales, compared to 15% of sales in the first quarter of 2011. During the quarter, we expanded our information technology and consultancy investments to support our eyeglasses offering and our European business. There is $2.3 million of one-time professional fees and accrued severance costs in relation to management changes in our European business included in the 2011 comparative figures. No such costs were recorded in the three months ended January 31, 2012. When normalized for these costs, general and administration expenses show an increase from 9% of sales to 10% of sales. The primary reason for this increase is the additional payroll costs relating to strategic hires of key personnel.

We recorded a $0.3 million income tax expense in the first quarter of 2012 compared to $0.7 million income tax recovery during the same period in 2011. During the comparative period, our taxable European business unit recorded a pretax loss in the period, predominantly in association with our management change costs, which is recoverable in Sweden.

Liquidity and Capital Resources

At January 31, 2012 we had cash and cash equivalents of $14.3 million, as compared to cash and cash equivalents of $16.9 million at October 31, 2011.

Cash used in operations was $1.9 million during the first fiscal quarter of 2012. We expect cash flows from changes in working capital to vary from quarter to quarter as our business changes and due to the timing of ordinary course receipts and payments.

Cash used for investing activities was $1.0 million for the first quarter of 2012, compared to cash used of approximately $70,000 in the same quarter of 2011. Our capital expenditures reflect investments in eyeglasses production equipment and tenant improvements as we continue to expand our growing eyeglasses facilities. We expect to continue to make capital expenditures to support our information technology infrastructure and our eyeglasses manufacturing operations over the remainder of fiscal 2012.

We believe that existing available cash, operating loan facilities, available credit under capital lease facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases and operations through to the end of fiscal 2012. We are actively expanding our product offerings, assessing strategic opportunities, and considering strategic acquisitions. We may seek additional sources of funds for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with IFRS. The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period. Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses. Actual results may differ from these estimates under different assumptions.

There were no changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2011.

Transition to International Financial Reporting Standards

Coastal adopted IFRS for the 2012 fiscal year as required by the CICA Accounting Standards Board. The financial statements, including the fiscal 2011 comparative figures are prepared in accordance with IFRS and IAS 34, Interim Financial Reporting. Reconciliations prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards are provided in note 15 of the unaudited condensed consolidated interim financial statements. The transition to IFRS did not result in a material impact on the Coastal’s business functions or activities.

Coastal’s significant accounting policies under IFRS are summarized in note 3 of the unaudited condensed consolidated interim financial statements and are substantively unchanged from the policies under previous Canadian Generally Accepted Accounting Principles (CGAAP).

The consolidated statement of financial position discloses Coastal’s assets, liabilities and equity at the transition date, November 1, 2010. IFRS 1, First-time Adoption of International Financial Reporting Standards requires that all applicable changes be applied retrospectively, other than available exemptions for first time adopters of IFRS. Coastal has chosen to use the following available exemptions:

Exemption	Conclusions
Business combinations	Business combinations previously accounted for under CGAAP was not restated. Coastal has elected to apply the provisions of IFRS 3, Business Combinations prospectively from the date of transition.
Share-based payments

Coastal has elected to apply IFRS 2, Share-Based Payments only to unvested equity instruments at the transition date. At the date of transition, the unvested share purchase options were revalued and resulted in a decrease to share-based payment reserve and decrease to deficit of $0.05 million.

Leases	Coastal has applied the exemption in the transitional provisions in IFRIC 4, Determining whether an Arrangement contains a Lease when applying IAS 17 — Leases retrospectively.
Cumulative translation differences

Coastal has elected to reset the cumulative foreign currency translation balance to zero by adjusting the opening deficit on the date of transition. At the date of transition, the reclassification increased the deficit by $3.8 million.

In preparing the consolidated financial statements for the quarter ended January 31, 2012, Coastal has restated the comparative figures for the quarter ended January 31, 2011, previously reported under CGAAP. The effect of this restatement on Coastal’s financial results for the quarter ended January 31, 2011 was to decrease share-based payments expense and increase net income and comprehensive income by approximately $50,000. Cash flows from operations were unaffected by the restatement.

When preparing the consolidated financial statements for the year ending October 31, 2012, Coastal will restate the comparative figures for the year ended October 31, 2011, previously reported under CGAAP. The effects of this restatement on Coastal’s 2011 financial results are anticipated to decrease share-based payments expense and increase net earnings and comprehensive earnings by $0.2 million. Previously reported cash flows will not be affected by this restatement.

As a key performance indicator, EBITDA provides a basis to evaluate Coastal’s operating performance, its ability to incur and service debt and fund capital expenditures. EBITDA is also a component of Coastal’s bank financing covenant requirements. EBITDA amounts for 2011 and subsequent periods will not be affected by the transition to IFRS.

Financial statements prepared under IFRS reflect certain presentation changes from the presentation under CGAAP. A new financial statement, the consolidated statement of changes in equity has been added and presents changes in equity during the reporting period. Expenses on the statement of comprehensive earnings have been classified by function as management believes this is the most relevant and reliable presentation of expenses.

The information provided in this MD&A and in the unaudited condensed consolidated interim financial statements with respect to the transition to IFRS reflects current views, assumptions and expectations. Circumstances may arise, such as changes to IFRS standards, before the consolidated financial statements as at October 31, 2012 are prepared. Consequently, final accounting policy decisions for all standards and exemptions in effect at the date of transition will be made during the preparation of the consolidated financial statements as at the fiscal year end of October 31, 2012.

Future Accounting Policies

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board (“FASB”) issued in 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a re-exposed draft in 2012.

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders’ equity, but is expected to result in certain presentation related changes.

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements.

Financial instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and on hedge accounting continues to apply. Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (OCI), with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 (2010) also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value, whereas such derivative liabilities are measured at cost under IAS 39.

Common Shares

As at March 12, 2012, we had 56,404,157 common shares and options to purchase 5,438,500 common shares outstanding.

Quarterly Financial Information

(in $000’s, except per share amounts)

Quarter	Jan. 31,	Oct. 31,	July 31,	Apr. 30,	Jan. 31,	Oct. 31,	July 31,	Apr. 30,
ended	2012	2011	2011	2011	2011	2010	2010	2010
	IFRS	IFRS	IFRS	IFRS	IFRS	CGAAP	CGAAP	CGAAP

Sales	46,849	50,061	49,589	43,835	40,612	40,485	39,455	37,318

Adjusted EBITDA(1)	1,025	460	(375)	979	280	2,017	2,315	1,773

Foreign exchange (gain) loss	70	179	(336)	(151)	157	(173)	(5)	293

Management change costs	—	—	—	—	2,335	273	915	596

Net earnings (loss)	(196)	(905)	(1,485)	68	(2,382)	1,441	529	382

Weighted average # of shares — basic (000’s)	56,267	55,491	55,410	55,146	55,417	56,816	56,982	56,962

Weighted average # of shares — diluted (000’s)	56,267	55,491	55,410	57,264	55,417	57,878	57,964	58,324

Basic earnings (loss) per share	(0.00)	(0.02)	(0.03)	0.00	(0.04)	0.03	0.01	0.01

Diluted earnings (loss) per share	(0.00)	(0.02)	(0.03)	0.00	(0.04)	0.02	0.01	0.01

(1) Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures

Seasonality may impact our sales distribution throughout the year. Our sales are generally stronger during the spring, summer and fall months. Our industry generally experiences lower sales and profits during the holiday season as customers choose to divert discretionary funds towards holiday purchases.

Related Party Transactions

As at January 31, 2012, there were three promissory notes outstanding, ranging in value from approximately $20,000 to $0.1 million and totaling $0.15 million. Accumulated interest totals approximately $50,000. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer (“CEO”), its Chief Financial Officer (“CFO”) or any of its directors of the board as at January 31, 2012.

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position. This includes certain legal actions by former employees for which an amount has been accrued as at January 31, 2012.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities rules in Canada as at January 31, 2012 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers. We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the first quarter of 2012, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-IFRS Measures and Definitions

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with IFRS, however, we present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based compensation expense, foreign exchange gain or loss and management change costs.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	For the three months ended January 31,
($000’s)	2012	2011

Net earnings (loss)	$(196)	$(2,382)
Depreciation and Amortization	656	624
Interest expense, net	121	61
Income tax expense (recovery)	62	(692)
Share-based compensation	312	177
Foreign exchange loss	70	157
Management change cost	—	2,335
Adjusted EBITDA	$1,025	$280

Caution Regarding Forward-looking statements, risks and assumptions

All statements made in this management’s discussion and analysis, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements within this document include statements relating to: our perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner and ability to achieve greater marketing efficiency, or similar statements; our ability to increase production; our plans for capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; our ability to implement our business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products we sell; competition and dependence on the internet and other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities. Reference should be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form on SEDAR (www.sedar.com) for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

Additional Information

Additional information relating to Coastal, including Coastal’s most recently filed Annual Information Form, dated December 14, 2011, can be found on SEDAR at www.sedar.com.